BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

09 October 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Alison Livesley
Head of Investor Relations

10/27

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 October 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hrs on Thursday 9 October 2003

BAA announces September traffic figures

BAA's seven UK airports handled a total of 12.5 million passengers in September, an increase of 2.6% on the same month last year.

Among the individual airports, Heathrow grew for the second consecutive month, up 0.5% as its long-haul traffic, including on North Atlantic routes, continued to improve following the end of the Iraq war and the Sars health crisis.

Stansted grew by 18.2% and Southampton added 71.4%. Gatwick, adversely impacted by pressures on the charter market, decreased 4.0%.

BAA's Scottish airports performed well, with Glasgow up 3.6% and Edinburgh growing by 10.0%. Aberdeen felt the effects of continued weakness in the oil industry, recording a fall of 0.6% in the month.

European scheduled services were the strongest performing market, up 7.6% on the previous year. Overall, long-haul routes gained 1.5% and North Atlantic routes decreased 1.1%. European Charter traffic fell by 7.5%. Cargo tonnage fell 7.8 per cent.

Air transport movements in September grew by 1.1%.

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel + 44 (0) 207 932 6776

BAA Traffic Summary : September 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Sep 03	% Change**	12 months to Sep 03	% Change***
Heathrow	5,748.2	0.5	33,305.7	-0.8	62,673.0	3.1
Gatwick	3,044.7	-4.0	17,708.6	1.0	29,811.3	2.6
Stansted	1,810.2	18.2	10,192.3	13.1	17,924.6	18.9
London Area Total	**10,603.1**	**1.7**	**61,206.6**	**1.8**	**110,408.9**	**5.2**
Southampton	129.9	71.4	722.0	64.5	1,077.5	34.8
Glasgow	815.0	3.6	4,742.4	4.0	8,081.6	5.9
Edinburgh	686.9	10.0	4,044.9	7.9	7,368.0	10.0
Aberdeen	233.6	-0.6	1,350.7	-2.9	2,534.7	-0.6
Scottish Total	**1,735.5**	**5.4**	**10,138.0**	**4.5**	**17,984.2**	**6.6**
BAA Total	**12,468.5**	**2.6**	**72,066.6**	**2.5**	**129,470.6**	**5.6**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Sep 03	% Change**	12 months to Sep 03	% Change***
Heathrow	38,793	-0.8	231,180	-2.1	456,207	-0.0
Gatwick	22,061	-2.8	128,482	-0.7	236,372	2.1
Stansted	15,340	10.0	89,265	8.7	169,042	14.5
London Area Total	**76,194**	**0.6**	**448,927**	**0.3**	**861,621**	**3.1**
Southampton	2,965	23.2	17,946	21.0	30,944	9.5
Glasgow	8,030	2.5	47,984	0.3	88,857	-0.7
Edinburgh	9,039	0.9	53,958	-1.2	105,532	0.5
Aberdeen	6,760	-3.1	40,651	-3.9	79,322	-5.1
Scottish Total	**23,829**	**0.2**	**142,593**	**-1.5**	**273,711**	**-1.6**
BAA Total	**102,988**	**1.1**	**609,466**	**0.4**	**1,166,276**	**2.2**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Sep 03	% Change**	12 months to Sept 03	% Change***
Heathrow	94,802	-8.8	590,924	-4.9	1,222,877	2.0
Gatwick	17,591	-11.9	108,885	-9.8	228,301	-5.9
Stansted	17,548	1.8	95,721	2.2	194,195	8.9
London Area Total	**129,941**	**-8.0**	**795,530**	**-4.8**	**1,645,373**	**1.6**
Southampton	27	-3.6	180	-10.9	359	-7.6
Glasgow	564	-28.1	3,364	-12.2	4,960	-10.1
Edinburgh	2,299	11.7	12,774	11.8	24,390	28.2
Aberdeen	314	1.0	1,836	-5.9	3,491	-10.9
Scottish Total	**3,177**	**0.8**	**17,974**	**4.5**	**32,841**	**15.4**
BAA Total	**133,145**	**-7.8**	**813,684**	**-4.6**	**1,678,572**	**1.8**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of September 2002

** compared to the six months April to September 2002

*** compared to the twelve months to September 2002

Market Comparison: September 2003

Market	*BAA Total Sep 02 (000s)*	*BAA Total Sep 03 (000s)*	*% Change*
Domestic	2,140	2,263	5.8
Eire	577	570	-1.2
European Scheduled	4,394	4,730	7.6
European Charter*	1,823	1,686	-7.5
North Atlantic	1,620	1,602	-1.1
Other Long Haul	1,593	1,617	1.5
Total	**12,147**	**12,469**	**2.6**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.